Larry Spirgel, Assistant Director, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

April 30, 2012

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
File No. 1-13202

Dear Mr. Spirgel,

We are writing in response to your letter dated April 17, 2012 relating to our annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”). The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

1. Please disclose the significant terms of the licensing fee agreement. In addition, disclose the nature and terms of platform support payments agreement. We note your disclosure that the “total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitments.”

We believe we have disclosed the significant terms of the agreement governing licensing fees with Microsoft for our use of the Windows Phone platform, mainly that the terms include a competitive software royalty structure, including annual minimum software royalty commitments.

We believe we have disclosed the significant nature and terms of the agreement governing the platform support payments, mainly that we receive quarterly platform support payments from Microsoft in recognition of the contributions, such as development and distribution of products and services running on the Windows Phone platform, which we are providing. We also disclosed that in the fourth quarter of 2011 we received the first quarterly payment in the amount of USD 250 million.

The disclosure in the 2011 20-F that the total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitments is to provide further transparency. In order to appropriately reflect the commercial nature of this agreement, our view is that the software royalty fees (including annual minimum software royalty commitments) and platform support payments are related transactions as discussed in more detail in response to comment 2.  We believe this helps ensure balanced disclosure in respect of our arrangement with Microsoft and allows investors to understand the net effect of these fees and payments.

Additionally, we have provided comprehensive disclosure on our arrangement with Microsoft to use their Windows Phone platform as our primary smartphone platform in the 2011 20-F under the “Microsoft Partnership” starting on page 89 of the Principal Factors & Trends Affecting our Results of Operations and in our discussion on Smart Devices starting on page 52. We have also highlighted the main risks associated with this arrangement in our Risk Factors.

We will continue to monitor our arrangement with Microsoft and will provide additional disclosure in future annual reports on Form 20-F if there are new currently unforeseen material affects of this arrangement on our business, results of operations and financial condition.

2. Please tell us how you are accounting for the platform support payments. Refer in your response to your basis in the accounting literature.

We are paying Microsoft a software royalty fee, including annual minimum software royalty commitments, to license the Windows Phone smartphone platform, which we record as royalty expense in our Smart Devices cost of goods sold. The cost of a Windows Phone royalty, which includes the annual minimum software royalty commitment, is directly associated with the earning of revenue on the sale of the related Windows Phone devices. The royalty payment does not give rise to any future economic benefits beyond the revenue from the sale of the Windows Phone device. The cost of the Windows Phone royalty is therefore recognized as royalty expense in our Smart Devices cost of goods sold at the same time as the revenue from the sale of the related Windows Phone device is recorded.

In recognition of the contributions, such as development and distribution of products and services running on the Windows Phone platform which we are providing, we also receive the quarterly platform support payments from Microsoft.  In order to appropriately reflect the commercial nature of the arrangement, our view is that the software royalty fees (including annual minimum software royalty commitments) and platform support payments are related transactions. The platform support payments are therefore accounted for as a reduction of the Windows Phone -related royalties in our Smart Devices cost of goods sold.  Receipt of the quarterly platform support payment does not give rise to any obligation on our part to deliver to Microsoft separately identifiable goods or services.

Paragraphs 95 and 97 of the IFRS Conceptual framework for the preparation and presentation of financial statements provide a basis for related transactions by reference to matching of related income and expenses. We also referred to IAS 18 Revenue, paragraph 10, which provides that volume rebates and trade discounts should be taken into account when determining the fair value of total consideration received and revenue thereof. Since no explicit guidance exists, we have drawn a parallel to the referenced IFRS literature and utilized it as a basis for our conclusion.

3. Please tell us and disclose the nature of the EUR 450 million non-recurring IPR royalty income.

Patent license agreements are multi-year arrangements usually covering both licensee’s past and future sales until a certain agreed date, when the license expires. Typically, when a patent license agreement is signed it includes an agreement or settlement on past royalties that the licensor is entitled to. Such income for past periods is typically disclosed as a non-recurring item. The license payments relating to the future royalties are typically disclosed over the remaining contract period based on the contract terms. The future license payments may fluctuate based on the terms of the license.

The approximately EUR 450 million of non-recurring IPR royalty income relates to several new patent license agreements signed in 2011 that included settlements of past royalties. We believe that disclosing the approximately EUR 450 million of non-recurring IPR royalty income for 2011 is prudent as these amounts are meaningful and are non-recurring. Our disclosure provides investors the ability to understand changes in our results of operations for 2011 by disclosing this item compared to the EUR 70 million of non-recurring IPR royalty income in 2010. As a result, investors understand that this item can vary considerably each year and, accordingly, is not expected to have a recurring benefit.

In future filings, if we are disclosing non-recurring IPR royalty income items, we will also include information that amounts relating to the agreement or settlement of royalties for past periods are typically disclosed as a non-recurring item and that the license payments relating to the future as royalties are typically disclosed over the remaining contract period.

4. Please tell us and disclose why IPR royalty income is included in your mobile device average selling price.

We have elected to disclose as an additional item the average selling price (“ASP”) at the Devices & Services level in addition to the ASPs disclosed for our Smart Devices and Mobile Phones reportable segments. We believe that ASP disclosure at these levels gives investors a useful item to follow as to how this indicator is progressing.

We have elected to follow an approach where we calculate the ASP in a straightforward consistent mathematical manner that does not leave ambiguity as to which elements are included in the calculation. On a reportable segment level the ASP calculation for Smart Devices and Mobile Phones represents the respective business unit’s net sales divided by its volumes. Net sales for the reportable segments do not include IPR royalty income. The overall ASP for our Devices & Services business is calculated and disclosed as total Devices & Services net sales (net sales of Smart Devices, Mobile Phones and Devices & Services Other, including IPR royalty income) divided by total volumes.

We started reporting certain financial information for our Smart Devices and Mobile Phones business units, including their respective ASP, during 2011 in accordance with changes in our operational structure during that year. We also continued providing the overall ASP for our Devices & Services business as we have provided it in our past disclosures. We have consistently followed the approach of providing the entire Devices & Services business, including IPR royalty income, as basis for the calculation of that ASP.

We have included our definition of ASP in the glossary on page 205 of 2011 20-F. We provide disclosure that the IPR royalty income is recognized in Devices & Services Other. We will include the ASP definition more prominently in our discussion on our Results of Operations in future filings.

5. We note your disclosure that you have four operating and reportable segments. It appears to us that the Devices & Services Other is an operating segment and reportable segment under paragraphs 13(b) and (c) of IFRS 8. We also note that no goodwill was allocated to this segment. Please revise your disclosures in the filing and results by segments MD&A accordingly or advise us.

We have three businesses: Devices & Services, Location & Commerce and Nokia Siemens Networks. Our Devices & Services business includes two operating and reportable segments — Smart Devices and Mobile Phones — as well as Devices & Services Other.

We have concluded that Devices & Services Other is not an operating and reportable segment for the following reasons:

A.                                                           Devices & Services Other is primarily engaged in business activities that support Smart Devices and Mobile Phones.

There are number of business activities reported under Devices & Services Other that mainly support the operating segments and cash generating units (“CGU”), i.e. Smart Devices and Mobile Phones, in generating future cash flows. Other activities reported under Devices & Services Other are incidental in the context of the Group’s day-to-day operating functions.

Operating segment (Smart Devices and Mobile Phones) contribution consists of net sales as well as the segment’s own, directly assigned costs and allocated costs relating to Devices & Services Other common functions. The contribution of Devices & Services Other includes a combination of activities such as net sales of our luxury phone business Vertu, the sale of spare parts and the related cost of sales and operating expenses, as well as IPR royalty income  and common research and development expenses.

Assets and liabilities categorized under Devices & Services Other include, in addition to the already mentioned activities, assets and liabilities related to common functions responsible for selling our products, executing marketing and communications, sourcing, manufacturing and logistics across all Devices & Services products.

A portion of the Devices & Services Other related results attributable to the common functions described above has been allocated to the operating and reportable segments to reflect full profit and loss responsibility of the operating and reportable segments. Common assets and liabilities have been retained under Devices & Services Other specifically for the purposes of the segment reporting. We have not allocated assets and liabilities included under Devices & Services Other to Smart Devices and Mobile Phones in the segment disclosure in order to reflect the internal reporting and information provided to the Chief Operating Decision Maker (“CODM”).

No goodwill was allocated to Devices & Services Other, as it was not defined as a separate CGU or operating segment.  This also corresponds with the way our business is viewed by our CODM, as described further in the discussion below. Accordingly, for goodwill impairment testing purposes and in accordance with IAS 36, paragraphs 75-77, net assets included under Devices & Services Other were reallocated to those operating segments in order to match the forecasted cash flows with the actual associated cash generating assets and liabilities.

B.                                                             Chief Operating Decision Maker does not separately review operating results or make decisions about resources to be allocated for Devices & Services Other

Heads for Smart Devices and Mobile Phones report directly to Nokia’s CODM. The CODM meets regularly with the heads of Smart Devices and Mobile Phones to review financial performance and discuss business plans and resource allocation. CODM reviews Smart Devices and Mobile Phones operating segment results separately, but Devices & Services Other is reviewed as part of the Devices & Services business as a whole.

The primary financial performance measures of Smart Devices and Mobile Phones which are reported to the CODM, include net sales, gross margin, and contribution. A key element of Nokia Group’s 2011 reorganization was an emphasis on Smart Devices’ and Mobile Phones’ profit and loss responsibility and end-to-end accountability for the full consumer experience, including product development, product management and product marketing.

C.                                                             Aggregate revenue reported by reportable segments meet the quantitative thresholds of IFRS 8

The assets and liabilities of various common functions as noted above, are disclosed under Devices & Services Other instead of being allocated to the operating and reportable segments in Nokia’s management reporting, and the segment disclosure is drawn from the information presented to the CODM. We acknowledge that a consequence of this is that assets presented in the segment disclosure under Devices & Services Other exceed 10 % of the combined assets of all operating segments and the threshold under paragraph 13 (c) of IFRS 8. However, it should be noted that those assets are inclusive of various components, as discussed above and they should not therefore be viewed in aggregate for the purposes of the IFRS thresholds analysis.

Aggregated revenue reported by operating and reportable segments, Smart Devices, Mobile Phones, Location & Commerce and Nokia Siemens Networks, exceeds 75% of the total Group revenue.

The stand-alone business activities which are included in the Devices & Services Other category would not qualify for aggregation into an operating segment in accordance with IFRS 8, pursuant to the components’ dissimilar nature (including Vertu and IPR). On a stand-alone basis, the components included in Devices & Services Other would not cross the 10% income and assets thresholds under paragraph 13 (b) and (c) of IFRS 8, respectively, and the related stand-alone size would not warrant a treatment as separate operating segment.

We will include disclosures in our future filings, where appropriate, to further clarify the assets and liabilities categorized under Devices & Services Other, in a similar manner that we have disclosed information about the profit and loss of Devices & Services Other.

6. Please tell us and disclose why no goodwill was allocated from Devices & Services to Location & Commerce.

Goodwill attributable to the Location & Commerce CGU consists of original goodwill balances attributable to the acquisition of NAVTEQ, which was completed on July 10, 2008, and subsequent acquisitions completed by NAVTEQ. As of October 1, 2011, we formed our Location & Commerce business which combined the NAVTEQ business with our Devices & Services social location services operations. Interactive location-based content paired with mapping and navigation capabilities, each dependent on the functionality of the related components, is expected to be a key element in most internet experiences. At the date of the formation of Location & Commerce, which also coincided with Nokia’s annual goodwill impairment testing date, we substantially reduced our cash flow forecasts for mapping and navigation services. In consequence we further concluded that the forecasted cash flows of the related social location services needed to be also reduced to approximately break-even. Accordingly, the fair value determined based on a discounted cash flow analysis was close to zero.

As a result of considering the relative fair value of the social location services operations as compared to the overall Devices & Services business and in accordance with IAS 36, paragraph 87, we concluded that no reallocation of the goodwill from the former Devices & Services CGU to Location & Commerce CGU was appropriate.

We believe that the disclosures on page F-35 are sufficient.

Nokia acknowledges that

• Nokia is responsible for the adequacy and accuracy of the disclosure in its filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Nokia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Kristian Pullola by e-mail at kristian.pullola@nokia.com or by phone +358 (0)7 1800 8000.

NOKIA CORPORATION

/s/ Kristian Pullola	/s/ Riikka Tieaho
Kristian Pullola	Riikka Tieaho
Senior Vice President,	Vice President,
Corporate Controller	Corporate Legal

cc:	Kris Muller PricewaterhouseCoopers

Pamela M. Gibson
Shearman & Sterling LLP